September 1, 2015

VIA EDGAR TRANSMISSION

Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zappata:

On June 19, 2015, the Registrant, on behalf of its series, the Pinnacle Sherman Multi-Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 3, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff. Please include Tandy Representations in your response letter.

Response. Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Prospectus:

Fund Summary

Comment 2. Please provide a completed fee table and expense example in the correspondence prior to filing the 485b for the Fund.

Response. The Registrant has provided the completed fee table and expense example below:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page 11 of the Fund’s Prospectus and Purchase, Redemption and Pricing of Fund Shares on page 35 of the Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	1.00%	1.00%	None
Redemption Fee (as a % of amount redeemed if held less than 60 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses	0.56%	0.56%	0.56%
Acquired Fund Fees and Expenses(1)	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses	2.06%	2.81%	1.81%
Fee Waiver (2)	(0.32)%	(0.32)%	(0.32)%
Total Annual Fund Operating Expenses After Fee Waiver	1.74%	2.49%	1.49%

(1)           Acquired Fund Fees and Expenses are the estimated indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(2) The Fund’s adviser, Pinnacle Family Advisors, LLC, has contractually agreed to waive management fees and to make payments to limit Fund expenses, until July 31, 2017 so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) of the Fund do not exceed 1.49%, 2.24% and 1.24% of average daily net assets attributable to Class A, C and I shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved, within the foregoing expense limits. This agreement may be terminated only by the Trust’s Board of Trustees, on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$742	$1,155
C	$252	$841
I	$152	$538

Comment 3. In “Investment Objective”, please consider using a different description than “reasonable risk” or define reasonable risk in the strategy.

Response. The Registrant has revised the objective as follows: “The Fund seeks long-term capital appreciation with capital preservation as a secondary objective.”

Comment 4. In footnote 1 to the fee table, please remove the reference to commodity pools or revise the investment strategy to include them.

Response. The Registrant has revised the footnote as follows:

“Acquired Fund Fees and Expenses are the estimated indirect costs of investing in other investment companies ~~and do not include the cost of investing in underlying funds, like commodity pools, that are not investment companies~~. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.”

Comment 5. Please confirm supplementally that the expense limitation agreement referenced in footnote 2 to the fee table will be in place for at least one year from the prospectus date.

Response. The Registrant so confirms.

Comment 6. In the first paragraph of “Principal Investment Strategies”, please confirm whether cash is the only direct investment of the Fund that is a principal strategy.

Response. The Registrant so confirms.

Comment 7. In “Portfolio Managers,” please add the month that the portfolio managers began managing the Fund.

Response. The Registrant has added the information requested.

Additional Information About Principal Investment Strategies And Related Risks

Comment 8. In the introduction to “Principal Investment Risks”, please revise the disclosure to clarify whether the risks apply to the Fund’s direct or indirect investments or revise it to just reference investments.

Response. The Registrant has revised the disclosure as shown below:

“The following risks ~~may~~ apply to the Fund’s ~~direct~~ investments ~~as well the Fund’s indirect risks through investing in ETFs~~.”

How Shares Are Priced/How to Purchase Shares

Comment 9. In “When Order is Processed,” please revise the disclosure to be consistent with the disclosure in “How Shares are Priced”.

Response. The Registrant has revised the disclosure to reference “the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time)” instead of “4:00 p.m., Eastern Time” in both sections.

SAI:

Comment 8. In “Investments and Risks”, please correct the cross reference to the prospectus.

Response. The Registrant has corrected the cross-reference.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins